Exhibit (a)(14)


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FOR IMMEDIATE RELEASE

Contact: Larry Dennedy
         MacKenzie Partners, Inc.
         (212)-929-5239




                ALLIANCE STANDARD II OFFERORS ANNOUNCE WITHDRAWAL
                 OF TENDER OFFER FOR PREFERRED STOCK OF AMERICAN
                                     CAPITAL

     New York, New York, February 6, 1998 - Alliance Standard II L.L.C. and Alliance Standard II Corp. announced today that they have withdrawn their tender offer for shares of $3.75 Series A Preferred Stock of American Capital Corporation due to the pendency of a lawsuit that the offerors learned of after the commencement of the offer.

     The tender offer for American Capital's 8.40% Subordinated Notes due 1993 and common stock of TransCapital Financial Corporation remains open. The offer price for the Notes will remain at $100 flat per $1,000 principal amount of Notes, and the tender offerors are paying soliciting dealers' fees of $2.00 per $1,000 principal amount of Notes. The offer price for the TransCapital common stock will remain at $1.00 per share, and the tender offerors are paying soliciting dealers' fees of $0.10 per share. The offer expires on Friday, February 13, 1998.

     The offerors also announced that they had recently responded to comments received from the U.S. Securities and Exchange Commission on the offer to purchase and are making a routine distribution to American Capital noteholders and TransCapital shareholders of a supplement to the offer to purchase.

     MacKenzie Partners, Inc., is acting as Information Agent for the offer and may be contacted at 800-322-2885. Questions and requests for assistance or for copies of the Offer to Purchase (including the supplement, when available) and the related letters of transmittal and other tender offer documents may be directed to the Information Agent, and copies will be furnished free of charge.
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